

December 30, 2013

<u>Via E-mail</u>
Thomas C. Stabley
Chief Executive Officer
Rex Energy Corporation
366 Walker Drive
State College, PA 16801

> **Re: Rex Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33610**

Dear Mr. Stabley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties, page 34

Estimated Proved Reserves, page 37

Proved Undeveloped Reserves (PUDs), page 39

1.   You disclose significant additions in proved undeveloped reserves as of December 31, 2012 relating to extensions and discoveries and have stated that "approximately 33 gross (20.1 net) PUD locations were booked based on reliable technology." If the these proved undeveloped (PUD) locations represent a material addition to your reserves, please

expand your disclosure to provide a general discussion of the technologies used to establish the reasonable certainty for the reserves assigned to these locations as required under Item 1202(a)(6) of Regulation S-K.

2.   With a view to expand the disclosure of the material additions in your reserves as required under Item 1202(a)(6) of Regulation S-K, please quantify for us the number of locations and associated proved reserves added that are more than one offset away from an existing proved producing well. Also tell us if any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were not determined to be economically producible.

3.   You disclose on page 39 and elsewhere on page 122 that you have two PUD locations that are not scheduled to be developed within five years of initial disclosure of such reserves. Please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves in your next filing. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4.   Please expand your disclosure relating to the material changes in proved undeveloped reserves to include an explanation for the changes attributable to revisions of the previous estimates of such reserves. Please refer to Item 1203(b) of Regulation S-K.

Reserve Estimation, page 40

5.   Please expand your disclosure here or in Exhibit 99.1 to provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for overseeing the preparation of the reserves estimates disclosed in the filing on Form 10-K. Please refer to Item 1202(a)(7) of Regulation S-K.

Acreage and Productive Wells Summary, page 41

6.   You disclose that a significant percentage of your net undeveloped acreage will expire over the next four years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of Regulation S-X and tell us the steps you will take regarding an extension of your legal right to these leases; otherwise, please remove these undeveloped reserves as proved reserves in your next filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Growth In Our Proved Reserve Base, page 55

7.   You disclose a significant addition in your proved reserves at year end is based on future estimated ethane recoveries resulting from an agreement to sell ethane. With a view to expand your disclosure pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please explain if the sales agreement extends for the producing life of the underlying proved reserves and is sufficient to accommodate all of the proved ethane reserve volumes disclosed as of December 31, 2012.

Consolidated Financial Statements, page 75

Notes to the Consolidated Financial Statements, page 81

Note 22. Oil and Natural Gas Reserve Quantities (Unaudited), page 121

8.   Please revise the narrative disclosure on page 122 relating to proved reserves and undeveloped reserves to conform to the current definitions contained in Rule 4-10(a) of Regulation S-X.

Consolidated Financial Statements, page 75

Notes to the Consolidated Financial Statements, page 81

Note 22. Oil and Natural Gas Quantities (Unaudited), page 121

9.   Explain to us how you have considered the requirement to provide separate disclosure of the quantities of proved undeveloped oil and gas reserves. See FASB ASC paragraph 932-235-50-4.

10.   You disclose oil and natural gas liquids (NGLs) on a combined basis. Explain to us how you have considered the requirements of FASB ASC paragraph 932-235-50-4(a) in concluding that a combined presentation is appropriate. To the extent that you have concluded that quantities of NGLs are not significant, explain to us the basis for your conclusion.

Exhibit 99.1

11.   We note the statement on the first page of the report that "estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on constant prices and costs discussed in subsequent paragraphs of this letter." With a view

to expand your disclosure in Form 10-K pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director